For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Nickelmuir Project Acquired, Timmins, Ontario

Aggressive Nickel & PGM Exploration Acquisition Programs Underway

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Grab samples of up to 0.94% Ni, 0.10% Cu, 0.27gpt Pt, and 0.20gpt Pd

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PFN Doubles Drill Program on West Timmins Nickel to 4000 meters (June 15, 2007)

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2007 Exploration Programs Underway on 5 Platinum Group Metal (PGM) Projects

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Finalizing NEW Labrador Nickel acquisitions & expanding on Saskatchewan Nickel Projects

June 19, 2007, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF;  Frankfurt: P7J) announces the completion of acquisition of the Nickelmuir Project. The project consists of a targeted Nickel / Copper prospect in the Kenogaming Twp ~70 Km West of Timmins mining district. The project covers a number of mapped cumulate-textured ultramafic rocks (dunite to melagabbros) along with Ni-Cu-PGM occurrences which have report grab samples of up to 0.94% Ni, 0.10% Cu, 0.27gpt Pt, and 0.20gpt Pd. Management is now completing its data review and plans to begin exploration immediately on the Nickelmuir project. The Nickelmuir Project has had virtually no modern day exploration and presents an opportunity to apply the latest technology to a known mineralized area in one of Canada’s best known mining camps.

PFN’s objective is to become one of the largest Nickel exploration companies in the Timmins mining district. An aggressive acquisition program will continue through out 2007, in order to position the Company and its shareholders for what it believes will be the largest expansion in Nickel exploration since the 1990s.  Harry Barr, President & CEO of Pacific North West Capital stated, “Our objective is to significantly expand our Nickel & PGM exploration portfolios in North America.” PFN’s Vancouver and Ontario based technical team is currently guiding the acquisition process and preparing for summer and fall exploration programs.

West Timmins Nickel Project

On June 15, 2007 PFN announced that the optioned/joint venture with Xstrata Nickel diamond drill program has been doubled to 4000 meters form its original commencement on May 11, 2007. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC). The West Timmins Nickel Project is optioned from Xstrata Nickel and is adjacent to Xstrata Nickel’s Montcalm mine.  The deposit contains a Proven Mineral Reserve of 4.1 million tonnes at 1.38% Ni, 0.64% Cu as of December 31, 2006 (source:  http://www.xstrata.com/assets/pdf/x_reserves_resources_20070306.pdf).

Ore is transported 108 km east from the Montcalm Mine to the Kidd Creek Metallurgical Complex to be processed.  Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Xstrata, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study whichever occurs first. PFN is the Project Operator.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

PFN is currently in the most aggressive acquisition phase of the company's history and is committed to advancing its existing projects and acquiring new projects via self-funding or option/joint venture agreements with major mining companies. The company has over $8 million in working capital and securities.

In late 2004 PFN established a Nickel Division that is rapidly growing and today has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel with further announcements pending on other projects. An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.69 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  The program was expanded to 3000 meters in June 2007.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into option/joint venture agreements on the Goodnews Bay Project and 1 or more of the reconnaissance projects.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Under the Reconnaissance portion of the Letter Agreement, Stillwater will expend $500,000 in 2007 which will allow it to inspect several of PFN's proposed projects. In event Stillwater elects to continue participating in one or more projects, they will automatically be able to enter into one or more agreements identical to the Goodnews Bay. Pacific North West Capital is the project operator.

In addition, PFN is exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t),  212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 22, 2007) . The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Management recently presented Anglo Platinum with the 2007 work program and budget.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The company has over $8 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	June 19, 2007